Mail Stop 3720

October 24, 2006

Ms. Mary Jane Raymond
Chief Financial Officer
Hudson Highland Group, Inc.
622 Third Avenue
New York, NY 10017

      Re: **Hudson Highland Group, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 15, 2006

              Form 10-Q/A for Fiscal Quarter Ended March 31, 2006
              Form 10-Q for Fiscal Quarter Ended June 30, 2006
              File No. 0-50129

Dear Ms. Raymond:

      We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2006

Note 2 – Restatement of the First Quarter 2006, page 8

1.   Describe for us in more detail the nature of the errors occurring in the quarter
        ended March 31, 2006 and tell us how you identified the period to which these
        adjustments related.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Note 2 – Basis of Presentation and Description of Business, page 7

First Quarter 2006 Restatement and Related Matters, page 7

2.   Please address the following items regarding your adjustments recorded in the
        quarter ended June 30, 2006:
        •   Explain to us in more detail why it was impracticable to determine the
            applicable prior period to which the adjustments to receivables and revenue of
            $923,000 relate.
        •   Provide us with your analysis supporting your determination that the
            adjustments of $643,000 attributable to 2005 were considered immaterial to
            the applicable quarterly and annual period, including quantitative and
            qualitative factors.
        •   Clarify for us why you recorded these prior period adjustments in the quarter
            ended June 30, 2006. In this regard, we note that the nature of the
            adjustments and the amounts were determined at the time of filing your
            amended Form 10-Q for the quarter ended March 31, 2006.
        •   Tell us whether the adjustments recorded in the quarter ended June 30, 2006
            were caused by the same factors that led to the restatement of the financial
            statements for the quarter ended March 31, 2006.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please submit your response letter on EDGAR. Please understand that we may
have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director